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                                 UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D

                   Under the Securities Exchange Act of 1934
                             (Amendment No. ____)*



                          HEARTLAND BANCSHARES, INC.
________________________________________________________________________________
                               (Name of Issuer)


                     COMMON STOCK, PAR VALUE .01 PER SHARE
________________________________________________________________________________
                         (Title of Class of Securities)


                                  421970 104
        _______________________________________________________________
                                (CUSIP Number)

      BARRETT ROCHMAN, 1345 E. PARK, CARBONDALE, IL 62902 (618-549-8221)
________________________________________________________________________________
(Name, Address and Telephone Number of Person Authorized to Receive Notices and
                                Communications)

                                    7/17/96
        _______________________________________________________________
            (Date of Event which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [_].

Check the following box if a fee is being paid with the statement [_]. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                 SCHEDULE 13D
- -----------------------                                  ---------------------
  CUSIP NO.__________                                     Page __ of __ Pages
- -----------------------                                  ---------------------

- ------------------------------------------------------------------------------
      NAME OF REPORTING PERSON
 1    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
            BARRETT ROCHMAN
            ###-##-####
- ------------------------------------------------------------------------------
      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
 2                                                              (a) [_]
                                                                (b) [_]
- ------------------------------------------------------------------------------
      SEC USE ONLY
 3

- ------------------------------------------------------------------------------
      SOURCE OF FUNDS*
 4
            PERSONAL FUNDS + BK LOANS (PF+BK)
- ------------------------------------------------------------------------------
      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEMS 2(d) or 2(e) [_]
 5
- ------------------------------------------------------------------------------
      CITIZENSHIP OR PLACE OF ORGANIZATION
 6
            U.S.
- ------------------------------------------------------------------------------
                          SOLE VOTING POWER
                     7
     NUMBER OF                  53,615

      SHARES       -----------------------------------------------------------
                          SHARED VOTING POWER
   BENEFICIALLY      8
                                NONE
     OWNED BY
                   -----------------------------------------------------------
       EACH               SOLE DISPOSITIVE POWER
                     9
    REPORTING                   53,615

      PERSON       -----------------------------------------------------------
                          SHARED DISPOSITIVE POWER
       WITH          10
                                 NONE
- ------------------------------------------------------------------------------
      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
11
            53,615

- ------------------------------------------------------------------------------
      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
12
      [_]
- ------------------------------------------------------------------------------
      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
13
            6.1%
- ------------------------------------------------------------------------------
      TYPE OF REPORTING PERSON*
14
            IN
- ------------------------------------------------------------------------------
                     *SEE INSTRUCTIONS BEFORE FILLING OUT!
         INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
     (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

INFORMATION ATTACHMENT TO SCHEDULE 13D:
- ---------------------------------------


ITEM 1. Security & Issuer

     Security: Common Stock, Par Value .01 per share

     Issuer: Heartland Bancshares, Inc.
             318 S. Park Avenue
             Herrin, IL 62948


ITEM 2. Identity & Background

     a.) Name: Barrett Rochman

     b.) Address: 1345 E. Park, Carbondale, IL 62902

     c.) Occupation: Self-employed-Real estate investments
            Business names and addresses:
                Rochman Rentals - 1345 E. Park, Carbondale, IL 62902
                 (Sole-Prop.)
                Investment Tax Cert. - 1345 E. Park, Carbondale, IL 62902
                 (Sole-Prop.)
                S.I. Securities - 1345 E. Park, Carbondale, IL 62902
                 (Partnership)
                F.B. Trust - 1345 E. Park, Carbondale, IL 62902 (Partnership) S.I./P.I. - 1345 E. Park, Carbondale, IL 62902 (Partnership) Northern IL Securities - 1345 E. Park, Carbondale, IL 62902
                 (S-Corp.)

            None of the businesses above have or will have any investment in the stock of the issuer listed in item 1. Also, none of these businesses deal in publicly-traded securities.

     d.) Applicant has not had any criminal convictions during the last 5 years.

     e.) Applicant has not been a party in any judgment prohibiting or limiting activities subject to federal and/or state securities laws during the last 5 years.

     f.) Applicant is a U.S. citizen.

- ---------------------------------------------------


ITEM 3. Sources of Funds

     Sources of funds: Bank loans and personal funds


     Bank Loans:

          Charter Bank                                  $179,375.00
          114 S. Broadway
          Sparta, IL 62286
          (618)443-2166
          Pledged 25,000 shares of Heartland
          Bancshares, Inc. stock as collateral.

          First National Bank & Trust Company           $240,625.00
          509 South University Avenue
          P.O. Box 2227
          Carbondale, IL 62902-2227
          (618)457-3381
          Pledged 25,000 shares of Heartland
          Bancshares, Inc. stock as collateral.


     Personal Funds Used:                               $124,032.50
                                                        -----------

                  Total Funds Used in Purchase:         $544,032.50
                                                        ===========


ITEM 4. Purpose of Transaction

     The purpose of transaction is investment-purchase and hold securities of issuer.

- ---------------------------------------------------


ITEM 5. Interest in Securities of the Issuer

     a.) Aggregate number of shares beneficially owned: 53,615
         Percentage of class of securities owned: 6.1%

     b.) Number of shares beneficially owned with sole power to vote: 53,615

     c.) All transactions by applicant in this security during the past sixty days are described on attached Exhibit 5(c). All purchases were transacted through a broker-dealer.

     d.) No other person has any right or power to direct the receipt of dividends from, or the proceeds from the sale of the securities listed.

     e.) Not applicable.


ITEM 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

     There are no contracts, arrangements or relationships regarding the purchase of these securities other than the bank loans disclosed in Item 3 (Sources of Funds).



ITEM 7. Material to Be Filed as Exhibits

     Exhibit 5(c) - Transactions in the Common Stock effected during the past sixty days.

Signature

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

      7/29/96                                       /s/ Barrett Rochman
- -------------------                           -------------------------------
       Date                                              Signature

                                                      BARRETT ROCHMAN
                                              -------------------------------
                                                         Name/Title

                                       6